Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 23, 2017, relating to the consolidated and combined financial statements of LSC Communications, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the allocation of certain assets, liabilities, expenses and income that have historically been held by R. R. Donnelley & Sons Company at the corporate level but which are specifically identifiable or attributable to LSC Communications, Inc.) appearing in the Annual Report on Form 10-K of LSC Communications, Inc. for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, IL

October 2, 2017